EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

	September 30,	September 30,	September 30,
	Year Ended December 31,
In thousands, except share and per share amounts	2011	2010	2009
Net income (loss)	$25,597	$69,578	$63,158
Basic weighted average shares	14,980,429	16,064,770	16,935,488
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	202,856	350,496	386,532

Diluted weighted average shares	15,183,285	16,415,266	17,322,020
Net income (loss) per common share:
Basic	$1.71	$4.33	$3.73

Diluted	$1.69	$4.24	$3.65